Exhibit 8.1
Company Subsidiaries
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year ended June 30, 2010, which included the following:

Name of Entity	Country of Incorporation	Ownership %

Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.A.	100
Glycotex, Inc.	U.S.A.	80.7
Novogen Limited(U.K.)	U.K.	100
Promensil Limited	U.K.	100
Novogen BV	Netherlands	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	U.S.A.	71.3
Marshall Edwards Pty Limited*	Australia	71.3

*	Owned indirectly through Marshall Edwards, Inc.